Mail Stop 0306

March 16, 2005


Mr. Timothy J. O`Malley
President and Chief Executive Officer
Medwave, Inc.
435 Newbury Street
Suite 206
Danvers, Massachusetts 01923

	Re:	Medwave, Inc.
		Registration Statement on Form S-3
      	Filed on March 4, 2005
		File No. 333-123148

Dear Mr. O`Malley:

      This is to advise you that we have reviewed only those portions of your registration statement that relate to the comments below. We anticipate at this time that no further review of your registration statement and the documents incorporated by reference therein will be made, other than a review of your responses to the comments included in this letter and a review of your responses to the comments we previously issued on your Annual Report on Form 10-K for the year ended September 30, 2004. Please note all outstanding comments on your registration statement and your Exchange Act reports will need to be resolved prior to requesting acceleration of the effective date of your registration statement.

      Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Registration Statement Fee Table
1. We note from footnote (2) to your registration statement fee table that you are registering 574,997 shares of common stock that may be issued to the selling stockholders "only if and when such selling stockholders exercises his, her or its additional investment rights to acquire such shares within 180 days of the effective date" of your registration statement. Because the selling stockholders do not appear to be irrevocably bound to purchase those shares, the private placement of those shares does not appear to have been completed prior to the filing of your registration statement. Accordingly, please either remove those shares from your registration statement or supplementally provide us with your analysis as to why it is appropriate to register the resale of those shares at this time. For guidance, please refer to Item 3S(b) of the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States..
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Tim Buchmiller at
(202)
824-5354 or me at (202) 942-7924.

							Sincerely,



							David Ritenour
							Special Counsel

cc:  	Raymond C. Zemlin, P.C.
	Stephen T. Adams, Esq.
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Mr. Timothy J. O'Malley
Medwave, Inc.
March 16, 2005
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